EXHIBIT (a)(6)

5201 North Orange Blossom Trail

Orlando, Florida 32810

November 13, 2003

Dear Stockholder:

      We, Gencor Industries, Inc., are offering to purchase from our stockholders all of our outstanding shares of common stock, par value $0.10 per share, for $2.00 in cash plus a $1.00 subordinated note paying 10% interest annually per share, upon the terms and subject to the conditions set forth in the attached offering circular and letter of transmittal. Interest on the notes will be payable in cash semi-annually commencing June 30, 2004. The purpose of the offer is to provide our stockholders with value and liquidity for their shares prior to us becoming a private company. Although the offer is being made to all of our stockholders, our directors, certain management and their affiliates will not be tendering any shares in the offer.

      The offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the offer not less than 2,699,006 shares, which represents a majority of the currently outstanding shares other than shares owned by our directors, management and their affiliates. We reserve the right to waive this condition under certain circumstances. If we purchase at least 2,699,006 shares, we will promptly purchase our remaining outstanding shares in a second transaction for the same per share price we paid in the offer, subject to any appraisal rights the stockholders may have under Delaware law, and become a private company. We believe that the benefits of being a public company are outweighed by the time and cost burdens associated with being a public company.

      Our board of directors has unanimously approved the offer and determined the offer price of $2.00 in cash plus a $1.00 subordinated note paying 10% interest annually per share to be fair to our stockholders. Furthermore, our financial advisor, Capitalink, L.C., has given our board of directors a written opinion that, as of the opinion date, the offer price of $2.00 in cash plus a $1.00 subordinated note paying 10% interest annually per share is fair, from a financial point of view, to all of our stockholders tendering shares. Prior to the date of this letter, the closing sales price per share for our common stock, as reported on November 11, 2003 on the Pink Sheets, was $2.70.

      The offer is explained in detail in the enclosed offering circular and letter of transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

      The offer will expire at 12:00 midnight, New York City time, on Thursday, December 11, 2003, unless extended by us. If you have any questions or requests for assistance or for additional copies of the offering circular, letter of transmittal or notice of guaranteed delivery, you may call our information agent, Georgeson Shareholder Communications Inc., at (888) 549-6618.

Sincerely,

E.J. Elliott
Chairman and President